May 20, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Brian Cascio, Accounting Branch Chief

Re:	Cepheid

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 28, 2013

Filed No. 000-30755

Dear Mr. Cascio:

On behalf of Cepheid (the “Company”), and in connection with the submission of the Company’s letter dated May 14, 2013 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 2, 2013 (the “Comment Letter”), the Company submits this supplemental letter to further address comment 6 of the First Response Letter.

The Company respectfully advises the Staff that the Promotion Awards (as defined in the First Response Letter) were at the 33rd percentile, less than the targeted 60th percentile of the Company’s peer group, on a percentage-of-company basis and the 75th percentile, above the targeted 60th percentile of the Company’s peer group, on a grant date value basis, and the Annual Compensation Awards (as defined in the First Response Letter) were at the 38th percentile, less than the targeted 60th percentile of the Company’s peer group, on a percentage-of-company basis and the 78th percentile, above than the targeted 60th percentile of the Company’s peer group, on a grant date value basis.

* * * * *

Securities and Exchange Commission

May 20, 2013

Should you have any questions or comments concerning this response to the Comment Letter, please do not hesitate to contact me at (408) 541-4191 or the Company’s outside legal counsel, Jeffrey R. Vetter of Fenwick & West LLP, at (650) 335-7631, or in his absence, Michael A. Brown of Fenwick & West LLP, at (415) 875-2432.

Sincerely,

/s/ Andrew D. Miller

Andrew D. Miller Executive Vice President, Chief Financial Officer

cc:	John L. Bishop, Chairman and Chief Executive Officer

Joseph H. Smith, Executive Vice President, Corporate Development and General Counsel

Cepheid

Douglas N. Cogen

Jeffrey R. Vetter

Michael A. Brown

Fenwick & West LLP